UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Oaktree Strategic Income Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67402D 104

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

Gary I. Horowitz

Rajib Chanda

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67402D 104

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,983,925.62
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,983,925.62

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,983,925.62
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.1%
14	Type of Reporting Person PN

CUSIP No. 67402D 104

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,983,925.62 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,983,925.62 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,983,925.62 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.1%
14	Type of Reporting Person CO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 67402D 104

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000 (1)
	8	Shared Voting Power 7,983,925.62 (2)
	9	Sole Dispositive Power 392,000 (1)
	10	Shared Dispositive Power 7,983,925.62 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,375,925.62 (3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 28.4%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.
(2)	Solely in its capacity as the sole stockholder of Oaktree Holdings, Inc.
(3)	Solely in its capacity as the managing member of Oaktree Holdings, LLC or the sole stockholder of Oaktree Holdings, Inc., as applicable.

CUSIP No. 67402D 104

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000 (1)
	8	Shared Voting Power 7,983,925.62 (1)
	9	Sole Dispositive Power 392,000 (1)
	10	Shared Dispositive Power 7,983,925.62 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,375,925.62 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 28.4%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the manager of Oaktree Capital Group, LLC.

CUSIP No. 67402D 104

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 392,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 392,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person PN

CUSIP No. 67402D 104

1	Name of Reporting Person or I.R.S. Identification No. of Above Person OCM Holdings I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 392,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 392,000 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 67402D 104

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 392,000 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 392,000 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

This statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 21, 2017 (the “Original Statement”) by Oaktree Capital Management, L.P. (“Oaktree”) and the other persons named therein is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Original Statement. Except as otherwise provided herein, each Item of the Original Statement remains unchanged.

Item 1.	Security and Issuer

Item 1 of the Original Statement is hereby amended and restated in its entirety as follows:

The securities to which this statement on Schedule 13D relates are the shares of common stock, par value $0.01 per share (the “Common Stock”) of Oaktree Strategic Income Corporation, a Delaware corporation (the “Issuer”), with principal executive offices at 333 South Grand Avenue, 28th Floor Los Angeles, California 90071.

Item 2.	Identity and Background

Item 2 of the Original Statement is hereby amended and restated in its entirety as follows:

(a) - (c) and (f)

This Schedule 13D is being filed jointly, pursuant to an amended and restated joint filing agreement, by (i) Oaktree, a Delaware limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended, whose principal business is to provide investment advisory services to investment funds and accounts; (ii) Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), whose principal business is to serve as, and perform the functions of, the general partner of certain entities affiliated with the Reporting Persons and to hold limited partnership interests in such entities; (iii) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; (iv) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the manager of OCG; Oaktree Capital I, L.P., a Delaware limited partnership (“Oaktree Capital I”), whose principal business is to serve as, and perform the functions of the general partner of Oaktree Fund GP I, L.P. and to invest in securities; (vii) OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital I and to hold limited partnership interests in Oaktree Capital I; and (viii) Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings” and, together with Oaktree, Holdings, Inc. OCG, OCGH GP, Oaktree Capital I and Holdings I, the “Reporting Persons”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I.

The Reporting Persons have entered into an amended and restated joint filing agreement, dated as of March 12, 2018, a copy of which is attached hereto as Exhibit 1.

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is incorporated by reference into this Item 2. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d) and (e)

During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Statement is amended and restated in their entirety as follows:

Beneficial ownership of the shares of Common Stock set forth on the cover pages to this Schedule 13D (the “Subject Equity”) is being reported on this Schedule 13D solely because the Reporting Persons may be deemed to have beneficial ownership of the Subject Equity as a result of (i) the relationships and matters described under Item 6 of this Schedule 13D and this Item 3 and/or (ii) purchases of shares of Common Stock by Oaktree Capital I, as applicable.

On July 13, 2017, Oaktree entered into the Voting Agreement described in Item 6 of this Schedule 13D with Fifth Street Holdings L.P. (“FSH”), Leonard M. Tannenbaum, the Leonard M. Tannenbaum Foundation and the Tannenbaum Family 2012 Trust (collectively, the “Tannenbaum Stockholders”) pursuant to which each of the Tannenbaum Stockholders agreed to vote their shares of Common Stock at the direction of Oaktree. The Tannenbaum Stockholders entered into the Voting Agreement as condition of and an inducement to Oaktree’s willingness to enter into the Asset Purchase Agreement described in Item 6 of this Schedule 13D. Upon the acquisition of any additional shares of Common Stock by the Tannenbaum Stockholders, such additional shares will be included under the Voting Agreement, and the Reporting Persons may be deemed to have beneficial ownership of such additional shares, if any, to the extent such Reporting Person is covered by the Voting Agreement.

No payments were made by or on behalf of any Reporting Person in connection with the execution of the Voting Agreement.

Beginning on December 13, 2017, Oaktree Capital I used available funds to purchase shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Original Statement are amended and restated in their entirety as follows:

Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex B hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed in Annex B hereto were effected in the open market.

As a result of the Voting Agreement described in Item 6 of the Original Statement and Item 3 above among Oaktree and the Tannenbaum Stockholders, Oaktree may be deemed to be beneficially own 7,983,925.62, or approximately 27.1%, of the issued and outstanding shares of Common Stock, which shares of Common Stock are held by the Tannenbaum Stockholders (the “Tannenbaum Shares”).

As a result of Oaktree Capital I purchasing 392,000 shares of Common Stock in the open market (the “Oaktree Shares”), Oaktree Capital I may be deemed to beneficially own 392,000, or approximately 1.3%, of the issued and outstanding shares of Common Stock.

Holdings, Inc., in its capacity as the general partner of Oaktree, has the ability to direct the management of Oaktree’s business, including the power to direct the decisions of Oaktree regarding the voting and disposition of securities beneficially owned by Oaktree. Therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the Tannenbaum Shares.

OCG, in its capacity as the sole stockholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the voting and disposition of securities beneficially owned by Oaktree. Additionally, OCG, in its capacity as the sole stockholder of Holdings, Inc., has the ability to direct the management of Holdings, Inc.’s business, including the power to direct the decisions of Holdings, Inc. regarding the voting and disposition of securities beneficially owned by Oaktree. Therefore, OCG may be deemed to have indirect beneficial ownership of the Tannenbaum Shares.

In addition, OCG, in its capacity as managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the voting and disposition of securities held by Holdings. Therefore, OCG may be deemed to have indirect beneficial ownership of the Oaktree Shares.

OCGH GP, in its capacity as the manager of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities beneficially owned by Oaktree. Therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Tannenbaum Shares and the Oaktree Shares.

Holdings I, in its capacity as the general partner of Oaktree Capital I, has the ability to direct the management of Oaktree Capital I’s business, including the power to direct the decisions of Oaktree Capital I regarding the voting and disposition of securities held by Oaktree Capital I. Therefore, Holdings I may be deemed to have indirect beneficial ownership of the Oaktree Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities held by Holdings I. Therefore, Holdings may be deemed to have indirect beneficial ownership of the Oaktree Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock, other than Bruce A. Karsh, who directly owns 25,000 shares of Common Stock, and John B. Frank, who directly owns 11,876 shares of Common Stock; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock reported herein, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement, other than Messrs. Karsh and Frank for their respective directly owned shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Statement is hereby supplemented by adding the following sentence immediately after the last sentence thereof:

On October 17, 2017, Oaktree closed the transactions contemplated by the Asset Purchase Agreement pursuant to which Oaktree has become the new investment adviser to each of the Issuer and Oaktree Specialty Lending Corporation.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 12, 2018

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC
By:	Oaktree Capital Group Holdings GP, LLC
Its:	Manager

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

OAKTREE CAPITAL I, L.P.

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

OAKTREE HOLDINGS, LLC
By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Larry W. Keele	Retired

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Marna C. Whittington	Retired

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Oaktree Capital Management, L.P.

Susan Gentile*	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

*	Effective March 23, 2018, Ms. Gentile will resign as Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P. and will no longer be an executive officer of Oaktree Capital Group, LLC.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel, and Chief Administrative Officer of Oaktree Capital Management, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Oaktree Capital Management, L.P.

Susan Gentile*	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

*	Effective March 23, 2018, Ms. Gentile will resign as Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P. and will no longer be an executive officer of Oaktree Holdings, Inc.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

ANNEX B

The following table sets forth all transactions in shares of Common Stock by the Reporting Persons in the past sixty days. All prices per share exclude commissions. All transactions were open market brokered transactions.

Type of Transaction	Date of Transaction	Total Shares Purchased	Weighted Average Price Per Share
Purchase	February 20, 2018	23,700	$7.6595
Purchase	February 21, 2018	23,700	$7.795
Purchase	February 22, 2018	23,700	$7.718
Purchase	February 23, 2018	23,700	$7.7172
Purchase	February 26, 2018	24,900	$7.826
Purchase	February 27, 2018	24,900	$7.7718
Purchase	March 6, 2018	26,900	$7.735
Purchase	March 7, 2018	136,000	$7.75
Purchase	March 8, 2018	26,900	$7.9215

EXHIBIT 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated as of March 12, 2018.

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	Oaktree Capital Group Holdings GP, LLC
Its:	Manager

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

OAKTREE CAPITAL I, L.P.

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

OCM HOLDINGS I, LLC
By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

OAKTREE HOLDINGS, LLC
By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President